JPX Global Inc.

8830 Lyndon B. Johnson Fwy,

Suite 310

Dallas, Texas 75243

September 29, 2023

VIAEDGAR

Attorney Gibbs-Tabler

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	JPX Global Inc
Offering Statement on Form 1-A: Request for Qualification
File No. 024-12285

Dear Ms. Gibbs-Tabler:

JPX Global, Inc. (the "Company"), hereby requests qualification of the Company's above-referenced Offering Statement on Form 1-A ("Offering Statement") effective at 4:00 PM EDT on Friday, September 29, 2023, or as soon as practicable thereafter. We confirm that the state of Colorado has advised us that it is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Ambrose Egbuonu

Ambrose Egbuonu

Chairman, JPX Global, Inc.